BRANDES INVESTMENT TRUST
FORM OF SECOND AMENDMENT TO INVESTMENT ADVISORY AGREEMENT

THIS SECOND AMENDMENT TO INVESTMENT ADVISORY AGREEMENT is made as of the 1st day of January, 2008, by and between BRANDES INVESTMENT TRUST (the “Trust”), a statutory trust organized under the laws of the State of Delaware, and BRANDES INVESTMENT PARTNERS, L.P. (the “Advisor”), a California limited partnership.

WHEREAS, the parties entered into an Investment Advisory Agreement dated December 16, 1996, for the provision of certain investment advisory services to the Trust by the Advisor, as amended by an Amendment to Investment Advisory Agreement dated October 3, 2005 (the “First Amendment”; as amended by the First Amendment, the “Advisory Agreement”); and

WHEREAS, the parties wish to amend the Advisory Agreement to provide for the provision of such services to the newly created Brandes Institutional Core Plus Fixed Income Fund series of the Trust (the “Core Plus Fund”) and Brandes Institutional Enhanced Income Fund series of the Trust (the “Enhanced Income Fund”, and together with the Core Plus Fund, the “Fixed Income Funds”);

NOW, THEREFORE, in consideration of the mutual promises and agreement contained herein and other good and valuable consideration, the receipt of which is acknowledged, the parties hereto agree that the Advisory Agreement shall be amended as set forth herein.

1.  The Trust appoints the Advisor to act as investment adviser to each Fixed Income Fund pursuant to the Advisory Agreement.  All references in the Advisory Agreement to the “International Equity Fund” are hereby amended to refer to each of the International Equity Fund, the SMART Fund (as defined in the First Amendment), and each of the Fixed Income Funds, as the case may be.

2.  Section 5(a) of the Advisory Agreement is amended by adding the following to the end thereof: “The Trust agrees to pay the Advisor and the Advisor agrees to accept as full compensation for all services rendered by the Advisor as such, an annual management fee, payable monthly and computed on the value of the net assets of each Fixed Income Fund as of the close of business each business day at the annual rate of 0.35% with respect to the Core Plus Fund, and 0.40% with respect to the Enhanced Income Fund, of the net assets of each such Fund.

3.  This Amendment shall go into effect on the date set forth above and shall, unless terminated with respect to a Fixed Income Fund as set forth in the Advisory Agreement, continue for a period of two years from such date and from year to year thereafter as set forth in Section 6(a) of the Advisory Agreement.  The other provisions of Section 6 of the Advisory Agreement with respect to the continuation and termination of the Advisor’s services shall apply to each Fund separately.

4.  The Advisor acknowledges and agrees that the obligations of each Fund pursuant to the Advisory Agreement bind only such Fund, and that the Advisor may not look to the assets of any other Fund for payment or other satisfaction of such obligations.

IN WITNESS WHEREOF, the parties hereto have cause the foregoing instrument to be executed by duly authorized persons as of the date set forth above.

BRANDES INVESTMENT TRUST

By: _____________________
Title: ____________________

BRANDES INVESTMENT PARTNERS, L.P.

By: ____________________
Title: __________________